A2Z Smart Technologies Announces Private Placement for Gross Proceeds of up to US$9,000,000

TEL AVIV, ISRAEL. August 26, 2020 - A2Z Smart Technologies Corp. (**"A2Z"** or the **"Company") (TSXV:AZ) (OTCQB: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, today announces that it has entered into an engagement agreement with Orion Underwriting and Issuances Ltd. (the "**Agent**"), who will act as agent, to carry-out a best efforts private placement (the "**Offering**") of up to 19,008,000 subscription receipts (the "**Subscription Receipts**") at a price of CAD$0.625 per Subscription Receipt (the "**Offering Price**"). It is anticipated that the Offering will raise aggregate gross proceeds to the Company of up to US$9,000,000. The Agent is entitled to a cash commission equal to 5% of the gross proceeds of the Offering.

The Company intends to use US$2,000,000 of the net proceeds of the Offering to fund the acquisition (the "**Acquisition**") of a certain amount of securities (the "**Target Shares**") of a technology company specializing in smart shopping carts technology (the "**Target**") and the remainder for general working capital. The Company presently owns an option to acquire 19% of the Target. Mr. Bentsur Joseph, the Chief Executive Officer and a director of the Company owns approximately 80% of the Target. After completion of the Acquisition the Company would own at least 51% of the Target.

Each Subscription Receipt will automatically convert into one unit (a "**Unit**") of the Company on the satisfaction or waiver of all conditions precedent to the Acquisition and certain other ancillary conditions customary for transactions of this nature (collectively, the "**Release Conditions**"), without the payment of additional consideration or the taking of further action on the part of the subscriber. Each Unit will be comprised of one common shares in the capital of the Company ("**Common Shares**") and one full non-transferable common share purchase warrant (a "**Warrant**"). Each Warrant will entitle the holder thereof to acquire one additional Common Share (each, a "**Warrant Share**") at a price of CAD$0.90 per Warrant Share for a period of five years following the closing date of the Acquisition (the "**Acquisition Closing**").

The Company and the Agent have agreed that should the market conditions require, a certain amount of the Offering may be placed in subscription receipts convertible into an unsecured convertible loan (the "**Convertible Securities**") instead of Units (the "**Note Subscription Receipts**"). The Convertible Securities, issuable without payment of additional consideration or

the taking of further action on the part of the subscriber upon fulfillment of the Release Conditions, will be exercisable into Common Shares, at an exercise price of CAD$0.71 per Common Share, for a period of five years following the Acquisition Closing. The Convertible Securities will bear interest at a commercially reasonable rate and such interest will be payable in cash.

The issuance of Common Shares and Warrant Shares (collectively, the "**Securities**") upon conversion of the Subscription Receipts, or the Note Subscription Receipts, if any, to subscribers who will own 10% or more of the outstanding Common Shares, is subject to compliance with the TSX Venture Exchange ("**TSXV**") rules and requirements regarding 10% shareholders. In the event that these rules and requirements are not met, the TSXV will not allow the Company to issue Securities in excess of 10% of the outstanding Common Shares to such subscribers. In such event, subscriptions by these shareholders will either be reduced to below 10%, withdrawn entirely, or re-allocated in whole or in part to meet the TSXV's requirements.

The gross proceeds of the Offering will be held in escrow pending the satisfaction of the Release Conditions. In the event the event the Acquisition does not occur on or before November 28, 2020, the gross proceeds shall be returned to the subscribers' pro rata without any deduction or interest, and the Subscription Receipts, or Note Subscription Receipts, if any, shall be automatically cancelled.

The Acquisition is a "*Related Party Transaction*" (as such term is defined in "*Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions" (the "**Instrument**"*)) as the Target Shares are owned by Mr. Bentsur Joseph the CEO and a director of the Company. The Company will comply with the Instrument but expects to rely on the exemptions available in Sections 5.5 and 5.7 of the Instrument as they relate to the Acquisition.

The Offering is expected to close on or about September 30, 2020, and it as well as the Acquisition are subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approvals of the TSXV.

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States

Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Corporate Contact:
Gadi Levin
+972-8-932-4333
gadi@a2zas.com

Investors:
ClearThink
nyc@clearthink.capital